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                                                                  EXHIBIT 99.1




                       (AMERICA SERVICE GROUP INC. LOGO)

                             N E W S  R E L E A S E


FOR IMMEDIATE RELEASE

CONTACT:  MICHAEL CATALANO                          BRUCE A. TEAL
          PRESIDENT AND CHIEF EXECUTIVE OFFICER     EXECUTIVE VICE PRESIDENT AND
          (615) 376-1319                              CHIEF FINANCIAL OFFICER
                                                    (615) 376-1361


                  AMERICA SERVICE GROUP INC. ACQUIRES ASSETS OF
                      CORRECTIONAL PHYSICIAN SERVICES, INC.

NASHVILLE, Tennessee (March 29, 2000) - America Service Group Inc. (NASDAQ:ASGR) today announced that it has acquired the Pennsylvania and New York operations of Correctional Physician Services, Inc. (CPS). The transaction was structured as an asset purchase. CPS has assigned its contracts for the Eastern Region of the Pennsylvania Department of Corrections and the Yonkers Region of the New York Department of Correctional Services to Prison Health Services, Inc., an operating subsidiary of America Service Group.

         The purchase price for the acquisition was $14 million cash, financed with the Company's existing Senior Credit Facility. The acquisition is expected to be accretive to the Company's earnings within the current year.

         CPS is a privately held company with headquarters located in Blue Bell, Pennsylvania. Combined, the Pennsylvania and New York operations of CPS provided services to approximately 21,000 inmates and had approximately $41 million in revenue during 1999.

         The CPS operations complement and consolidate America Service Group's existing operations in Pennsylvania and New York. "We are honored to expand our relationships with the Pennsylvania Department of Corrections and the New York Department of Correctional Services," said Michael Catalano, President and Chief Executive Officer of America Service Group. "Our company will continue to serve these clients with the added commitment of management and clinical talent at CPS."

         America Service Group Inc., based in Brentwood, Tennessee, is a leading provider of correctional healthcare services in the United States. America Service Group contracts with approximately one hundred government agencies to provide a wide range of managed healthcare programs tailored to specific client needs. The Company employs over 4,200 medical, professional and administrative staff nationwide.

         This press release may contain "forward-looking" statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risk and uncertainty that actual results may differ materially from those projected in the forward-looking statements. A discussion of the important factors and assumptions regarding the statements and risks involved is contained in the Company's filings with the Securities and Exchange Commission.


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